Exhibit 99.1

360 DigiTech Announces Third Quarter 2022 Unaudited Financial Results,

Declares Quarterly Dividend and Announces Director Change

Shanghai, November 14, 2022, 360 DigiTech, Inc. (QFIN) (“360 DigiTech” or the “Company”), a leading Credit-Tech platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2022, declared quarterly dividend and announced director change.

Third Quarter 2022 Business Highlights

•	As of September 30, 2022, our platform has connected 141 financial institutional partners and 203.5 million consumers*1 with potential credit needs, cumulatively, an increase of 11.9% from 181.8 million a year ago.

•	Cumulative users with approved credit lines*2 were 43.0 million as of September 30, 2022, an increase of 17.8% from 36.5 million as of September 30, 2021.

•	Cumulative borrowers with successful drawdown, including repeat borrowers was 26.3 million as of September 30, 2022, an increase of 12.9% from 23.3 million as of September 30, 2021.

•	In the third quarter of 2022, financial institutional partners originated 14,788,321 loans*3 through our platform. Total facilitation and origination loan volume reached RMB110,675 million*4, an increase of 13.4% from RMB97,592 million in the same period of 2021.

•	Out of those loans originated by financial institutions, RMB64,583 million was under capital-light model, Intelligence Credit Engine (“ICE”) and other technology solutions*5, representing 58.4% of the total, an increase of 16.4% from RMB55,476 million in the same period of 2021.

•	Total outstanding loan balance*6 was RMB160,020 million as of September 30, 2022, an increase of 19.9% from RMB133,425 million as of September 30, 2021.

•	RMB91,196 million of such loan balance was under capital-light model, “ICE” and other technology solutions*7, an increase of 25.9% from RMB72,435 million as of September 30, 2021.

•	Financial institutions granted approximately RMB3.0 billion credit lines to small and micro-sized enterprises and their owners (collectively, SMEs)*8 through our platform in the third quarter of 2022.

•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the third quarter of 2022 was approximately 12.27 months, compared with 11.21 months in the same period of 2021.

•	90 day+ delinquency rate*9 of loans originated by financial institutions across our platform was 2.31% as of September 30, 2022.

•	Repeat borrower contribution*10 of loans originated by financial institutions across our platform for the third quarter of 2022 was 88.5%.

1 Refers to cumulative registered users across our platform.

2 “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

3 Including 5,336,883 loans across “V-pocket”, and 9,451,438 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period, including loan volume facilitated through Intelligence Credit Engine (“ICE”) and other technology solutions.

5 “ICE” is an open platform on our “360 Jietiao” APP, we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company does not bear principal risk. Loan facilitation volume through “ICE” was RMB3,478 million in the third quarter of 2022.

Under other technology solutions, we offer financial institutions on-premise deployed, modular risk management SaaS, which helps financial institution partners improve credit assessment results. Loan facilitation volume through other technology solutions was RMB 26,034 million in the third quarter of 2022.

6 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, including loan balance for “ICE” and other technology solutions, excluding loans delinquent for more than 180 days.

7 Outstanding loan balance for “ICE” and other technology solutions were RMB7,779 million and RMB26,777 million, respectively, as of September 30, 2022.

8 SME loans are loans issued to SMEs with e-commerce operations, with business sales receipt, and/or with business taxation record.

9 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and other technology solutions are not included in the delinquency rate calculation.

10 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

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Third Quarter 2022 Financial Highlights

•	Total net revenue was RMB4,144.1 million (US$582.6 million), compared to RMB4,612.8 million in the same period of 2021.
•	Income from operations was RMB1,158.3 million (US$162.8 million), compared to RMB1,893.7 million in the same period of 2021.
•	Non-GAAP*11 income from operations was RMB1,207.8 million (US$169.8 million), compared to RMB1,963.3 million in the same period of 2021.
•	Operating margin was 27.9%. Non-GAAP operating margin was 29.1%.
•	Net income was RMB988.4 million (US$138.9 million), compared to RMB1,564.1 million in the same period of 2021.
•	Non-GAAP net income was RMB1,037.9 million (US$145.9 million), compared to RMB1,633.6 million in the same period of 2021.
•	Net income attributed to the Company was RMB992.8 million (US$139.6 million), compared to RMB1,564.1 million in the same period of 2021.
•	Net income margin was 23.8%. Non-GAAP net income margin was 25.0%.

11 Non-GAAP income from operations (Adjusted Income from operations), Non-GAAP net income (Adjusted net income), Non-GAAP operating margin and Non-GAAP net income margin are non-GAAP financial measures. For more information on these non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of 360 DigiTech, commented, “We have witnessed modest improvement in a challenging macro environment during the quarter although some uncertainties remained. In the third quarter, total facilitation and origination volume was RMB110.7 billion, up approximately 13% year-on-year. During the quarter, we also added approximately 1.7 million new users with approved credit lines, a 19% sequential increase, while keeping the overall sales and marketing expenses around the same level. Our consistent execution enabled us to strike a desired balance between growth in business and exposure to macro risks. Approximately 58% of the loans was facilitated under the capital-light model, ICE and other technology solutions*12. The increased contribution from non-credit risk bearing services helped us further mitigate near term risks and volatilities, and brought us closer to long term sustainable technology driven business models.

During the quarter, we continued our efforts to optimize our user base to lower overall credit risks and higher user retention. Such efforts not only enabled us to continue improving risk metrics against macro uncertainties, but also allowed us to offer better priced products to users. Average IRR of the loans originated and facilitated through our platform further optimized to well below 24% rate cap requirement in the third quarter. In addition, we continued to expand our partnership with larger financial institutions with national operations, and with readily available liquidity in the financial system, we meaningfully lowered overall funding costs during the quarter.

On the regulatory front, as one of the leading Credit-Tech platforms, we have substantially completed most of the rectification measures to our operations based on our self-examination results in accordance with regulatory guidance. The regulatory authorities have reviewed our rectification measures in general. We note regulators’ recent comments regarding gradually shifting focus from self-examination and rectification to regular regulatory supervision in many aspects of platform operations and we are also encouraged to see continued supportive statements for platform economy by various regulators.”

“We are pleased to report another quarter of solid financial results in a changing macro environment. Total revenue was RMB4.14 billion and non-GAAP net income was RMB1.04 billion,” Mr. Alex Xu, Chief Financial Officer, commented. “During the quarter, although we experienced some recovery in demand for consumer credit, the pace and magnitude of the rebound were modest. With the sporadic resurgence of and subsequent restrictive measures to contain COVID-19 across the country, we intend to continue to take a prudent approach to manage our business growth and risks. At the end of the third quarter, our total cash and cash equivalent*13 was approximately RMB10.8 billion, and we generated approximately RMB1.6 billion cash from operations. Our strong financial positions further strengthen our capability to navigate through near term economic challenges.”

Mr. Yan Zheng, Chief Risk Officer, added, “We continued to lower our risk exposure by optimizing our user base to focus on relatively higher quality groups in the third quarter. Among key leading indicators, Day-1 delinquency*14 further improved to 4.5% from 4.9% quarter-on-quarter, another historic low. With the continued adjustment in our collection operation, 30-day collection rates*15 reached the best level for the year during the quarter. Despite the still challenging macro conditions, our commitment to further optimize our user base should help us mitigate some impact on risk metrics from the economic uncertainties for the rest of the year.”

12 We’ve mainly used data technology tools and AI credit assessment systems in the process of providing such services as loan facilitation, post-facilitation and borrowers’ referral to our customers. Revenues from these technology powered services accounted for 43% of our total net revenue for the third quarter 2022.

13 Including “Cash and cash equivalents”, “Restricted cash”, and “Security deposit prepaid to third-party guarantee companies”.

14 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such specified date.

15 “30 day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that became overdue as of such specified date.

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Third Quarter 2022 Financial Results

Total net revenue was RMB4,144.1 million (US$582.6 million), compared to RMB4,612.8 million in the same period of 2021, and RMB4,183.2 million in the prior quarter.

Net revenue from Credit Driven Services was RMB2,941.1 million (US$413.5 million), compared to RMB2,620.0 million in the same period of 2021, and RMB2,947.8 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB582.9 million (US$81.9 million), compared to RMB581.1 million in the same period of 2021 and RMB580.4 million in the prior quarter. The year-over-year changes mainly reflected changes in loan facilitation volume through capital-heavy model.

Financing income*16 was RMB877.1 million (US$123.3 million), compared to RMB570.5 million in the same period of 2021 and RMB819.6 million in the prior quarter. The year-over-year and sequential increases were primarily due to the growth in average outstanding on-balance-sheet loan balance.

Revenue from releasing of guarantee liabilities was RMB1,447.6 million (US$203.5 million), compared to RMB1,440.7 million in the same period of 2021, and RMB1,524.5 million in the prior quarter. The year-over-year and sequential changes mainly reflected changes in average outstanding balance of off-balance-sheet capital-heavy loans during the period.

Other services fees were RMB33.6 million (US$4.7 million), compared to RMB27.6 million in the same period of 2021, and RMB23.3 million in the prior quarter.

Net revenue from Platform Services was RMB1,203.0 million (US$169.1 million), compared to RMB1,992.8 million in the same period of 2021 and RMB1,235.4 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB1,040.2 million (US$146.2 million), compared to RMB1,800.1 million in the same period of 2021 and RMB1,030.0 million in the prior quarter. The year-over-year decline was primarily due to decrease in loan facilitation volume through capital-light model as well as decline in average IRR of the loans. The sequential increase was mainly due to increase in loan facilitation volume through capital-light model and partially offset by decline in average IRR.

Referral services fees were RMB85.4 million (US$12.0 million), compared to RMB156.3 million in the same period of 2021 and RMB135.4 million in the prior quarter. The year-over-year decline was primarily due to decline in referral services fees and loan facilitation volume through ICE. The sequential decline was primarily due to the decrease in loan facilitation volume through ICE, partially offset by increase in other referral services fees.

Other services fees were RMB77.4 million (US$10.9 million), compared to RMB36.5 million in the same period of 2021 and RMB70.1 million in the prior quarter. The year-over-year and sequential changes mainly reflected the growth in loan facilitation volume through other technology solutions.

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Total operating costs and expenses were RMB2,985.9 million (US$419.7 million), compared to RMB2,719.1 million in the same period of 2021 and RMB3,172.4 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB617.3 million (US$86.8 million), compared to RMB627.2 million in the same period of 2021 and RMB555.6 million in the prior quarter. The year-over-year decrease was in part due to improvement in operational efficiency. The sequential increase was in part due to growth in loan facilitation and origination volume and balance.

Funding costs were RMB138.5 million (US$19.5 million), compared to RMB83.8 million in the same period of 2021 and RMB123.9 million in the prior quarter. The year-over-year and sequential increases were mainly due to the growth in funding from ABS and trusts.

Sales and marketing expenses were RMB624.1 million (US$87.7 million), compared to RMB577.3 million in the same period of 2021 and RMB615.1 million in the prior quarter. The year-over-year and sequential increases were mainly due to a more proactive customer acquisition strategy focusing on higher quality users.

General and administrative expenses were RMB102.7 million (US$14.4 million), compared to RMB173.0 million in the same period of 2021 and RMB93.9 million in the prior quarter. The year-over-year decline was due to lower professional service fees and our continued effort to improve operational efficiency. The sequential increase was due to expanded business operations.

Provision for loans receivable was RMB191.5 million (US$26.9 million), compared to RMB360.4 million in the same period of 2021 and RMB416.1 million in the prior quarter. The year-over-year and sequential declines were mainly due to higher reversal of prior quarters’ provision as loans facilitated in previous quarters performed better than expected.

Provision for financial assets receivable was RMB115.1 million (US$16.2 million), compared to RMB70.1 million in the same period of 2021 and RMB103.7 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for accounts receivable and contract assets was RMB53.8 million (US$7.6 million), compared to RMB129.1 million in the same period of 2021 and RMB63.4 million in the prior quarter. The year-over-year decrease was primarily due to a decrease in loan facilitation volume under capital-light model. The sequential decrease mainly reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for contingent liability was RMB1,142.8 million (US$160.7 million), compared to RMB698.3 million in the same period of 2021 and RMB1,200.7 million in the prior quarter. The year-over-year increase mainly reflected lower reversal of prior quarters’ provision under the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile. The sequential decrease was primarily due to decrease in loan facilitation volume through capital-heavy model.

Income from operations was RMB1,158.3 million (US$162.8 million), compared to RMB1,893.7 million in the same period of 2021 and RMB1,010.8 million in the prior quarter.

Non-GAAP income from operations was RMB1,207.8 million (US$169.8 million), compared to RMB1,963.3 million in the same period of 2021 and RMB1,057.5 million in the prior quarter.

Operating margin was 27.9%.

Non-GAAP operating margin was 29.1%.

Income before income tax expense was RMB1,171.5 million (US$164.7 million), compared to RMB1,922.7 million in the same period of 2021 and RMB1,155.3 million in the prior quarter.

Net income was RMB988.4 million (US$138.9 million), compared to RMB1,565.1 million in the same period of 2021 and RMB975.0 million in the prior quarter.

Non-GAAP net income was RMB1,037.9 million (US$145.9 million), compared to RMB1,633.6 million in the same period of 2021 and RMB1,021.7 million in the prior quarter.

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Net income margin was 23.8%. Non-GAAP net income margin was 25.0%.

Net income attributed to the Company was RMB992.8 million (US$139.6 million), compared to RMB1,564.1 million in the same period of 2021 and RMB979.8 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,042.4 million (US$146.5 million), compared to RMB1,633.6 million in the same period of 2021 and RMB1,026.6 million in the prior quarter.

Net income per fully diluted ADS was RMB6.18 (US$0.86).

Non-GAAP net income per fully diluted ADS was RMB6.48 (US$0.91).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 156.24 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 160.76 million.

16 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

30 Day+ Delinquency Rate by Vintage and 180 Day+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative 30 day+ delinquency rates by loan facilitation and origination vintage and 180 day+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans under “ICE” and other technology solutions are not included in the 30 day+ charts and the 180 day+ charts:

http://ml.globenewswire.com/Resource/Download/fd8f72bd-c7e7-43b5-9f00-c4359793fbed

http://ml.globenewswire.com/Resource/Download/ef182123-378f-4376-9639-9a28e9af9c3c

Quarterly Dividend

The board of directors of the Company has approved a dividend of US$0.08 per ordinary share, or US$0.16 per ADS, for the third fiscal quarter of 2022 in accordance with the Company’s dividend policy, which is expected to be paid on January 18, 2023 to shareholders of record as of the close of business on December 12, 2022.

Business Outlook

Given the current macro economic conditions, the Company expects to continue to take a prudent approach in its business planning. As such, the Company expects loan facilitation and origination volume for the fourth quarter of 2022 to be between RMB102.5 billion and RMB112.5 billion, representing year-on-year growth of 6% to 16%. This outlook reflects the Company’s current and preliminary views, which is subject to material changes.

Director Change

The board of directors of the Company has approved the appointment of Ms. Jiao Jiao to the Board as a director and confirmed the resignation of Mr. Wei Liu as a director and the vice chairman of the Board, all effective November 11, 2022. Ms. Jiao Jiao will also serve on the nominating and corporate governance committee of the Board as its member, to replace Mr. Wei Liu’s position on the committee.

“We thank Mr. Wei Liu for the contribution to our Board and the Company during his tenure, and wish him future success in his new endeavor,” said Mr. Haisheng Wu, director and the chief executive officer of 360 DigiTech. “We are delighted and honored to welcome Ms. Jiao Jiao to our Board. I’m confident her legal expertise and strategic insights will add high value to our Board and our operations. We look forward to working with her as we further grow our business and maximize value for all of our stakeholders.”

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Ms. Jiao Jiao has been serving as a director of 360 Group since May 2022, where she has also been serving as a vice president and the head of the legal department since September 2021. From July 2019 to August 2021, Ms. Jiao served as the general counsel of Future VIPKID Limited. Ms. Jiao served as a vice president and the head of the legal department of JD.com, Inc. (NASDAQ: JD; HKEX: 9618) from June 2014 to April 2019. Prior to that, she was a lawyer at JunHe LLP from June 2005 to May 2014. Ms. Jiao received her bachelor of laws and master of laws in 2002 and 2005, respectively, from Peking University.

Conference Call

360 DigiTech’s management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Monday, November 14, 2022 (9:00 PM Beijing Time on Monday, November 14).

United States:	+1-646-722-4977
Hong Kong:	+852-5814-0120
Mainland China:	400-821-0637
International:	+65-6408-5782
PIN:	79748713#

Please dial in 15 minutes before the call is scheduled to begin and provide the PIN to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until November 21, 2022:

United States:	+1-646-982-0473
International:	+65-6408-5781
Access code:	520004399#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at ir.360shuke.com.

About 360 DigiTech

360 DigiTech, Inc. (NASDAQ: QFIN) (“360 DigiTech” or the “Company”) is a leading Credit-Tech platform. Through its platform the Company enables financial institutions to provide better and targeted products and services to a broader consumer base. The Company also offers standardized risk management service, in the form of SaaS modules to institutional clients. The Company’s solutions provide seamless experiences and create noticeable advantages in customer acquisition, funding optimization, risk assessment and post-lending management.

For more information, please visit: ir.360shuke.com

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation, non-GAAP operation margin, non-GAAP net income, non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, non-GAAP net income represents net income excluding share-based compensation expenses, non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses and non-GAAP net income per fully diluted ADS represents net income per fully diluted ADS excluding share-based compensation. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

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Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2022.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. 360 DigiTech may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in 360 DigiTech's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 DigiTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 DigiTech

E-mail: ir@360shuke.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	6,116,360	7,219,700	1,014,929
Restricted cash	2,643,587	3,009,630	423,087
Short term investments	-	30,000	4,217
Security deposit prepaid to third-party guarantee companies	874,886	549,548	77,254
Funds receivable from third party payment service providers	153,151	983,851	138,308
Accounts receivable and contract assets, net	3,097,254	3,109,128	437,074
Financial assets receivable, net	3,806,243	3,321,117	466,875
Amounts due from related parties	837,324	518,001	72,819
Loans receivable, net	9,844,481	14,002,507	1,968,441
Prepaid expenses and other assets	383,937	534,340	75,116
Total current assets	27,757,223	33,277,822	4,678,120
Non-current assets:
Accounts receivable and contract assets, net-non current	223,474	298,161	41,915
Financial assets receivable, net-non current	597,965	755,977	106,274
Amounts due from related parties	140,851	72,245	10,156
Loans receivable, net-non current	2,859,349	3,289,501	462,431
Property and equipment, net	24,941	25,170	3,538
Land use rights,net	1,018,908	1,003,366	141,051
Intangible assets	4,961	4,835	680
Deferred tax assets	834,717	1,170,598	164,560
Other non-current assets	42,606	64,702	9,097
Total non-current assets	5,747,772	6,684,555	939,702
TOTAL ASSETS	33,504,995	39,962,377	5,617,822

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	2,304,518	6,173,089	867,799
Accrued expenses and other current liabilities	2,258,329	2,267,693	318,787
Amounts due to related parties	214,057	203,324	28,583
Short term loans	397,576	639,764	89,937
Guarantee liabilities-stand ready	4,818,144	4,385,117	616,450
Guarantee liabilities-contingent	3,285,081	3,404,333	478,574
Income tax payable	624,112	683,342	96,063
Other tax payable	241,369	186,270	26,185
Total current liabilities	14,143,186	17,942,932	2,522,378
Non-current liabilities:
Deferred tax liabilities	121,426	196,517	27,626
Payable to investors of the consolidated trusts-noncurrent	4,010,597	3,802,348	534,526
Other long-term liabilities	13,177	31,067	4,366
Total non-current liabilities	4,145,200	4,029,932	566,518
TOTAL LIABILITIES	18,288,386	21,972,864	3,088,896
TOTAL 360 DIGITECH INC EQUITY	15,203,863	17,901,272	2,516,521
Noncontroling interests	12,746	88,241	12,405
TOTAL EQUITY	15,216,609	17,989,513	2,528,926
TOTAL LIABILITIES AND EQUITY	33,504,995	39,962,377	5,617,822

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	2,619,968	2,941,106	413,454	7,476,006	8,809,503	1,238,420
Loan facilitation and servicing fees-capital heavy	581,055	582,857	81,937	1,846,102	1,724,628	242,444
Financing income	570,547	877,051	123,294	1,468,075	2,485,871	349,458
Revenue from releasing of guarantee liabilities	1,440,719	1,447,592	203,499	4,088,453	4,522,107	635,708
Other services fees	27,647	33,606	4,724	73,376	76,897	10,810
Platform services	1,992,845	1,203,023	169,118	4,737,574	3,837,872	539,520
Loan facilitation and servicing fees-capital light	1,800,071	1,040,210	146,230	4,192,673	3,169,165	445,514
Referral services fees	156,295	85,381	12,003	442,889	468,031	65,795
Other services fees	36,479	77,432	10,885	102,012	200,676	28,211
Total net revenue	4,612,813	4,144,129	582,572	12,213,580	12,647,375	1,777,940
Facilitation, origination and servicing	627,192	617,311	86,780	1,662,927	1,787,872	251,335
Funding costs	83,753	138,475	19,467	245,995	366,105	51,466
Sales and marketing	577,264	624,104	87,735	1,462,210	1,791,761	251,882
General and administrative	173,003	102,721	14,440	416,777	318,869	44,826
Provision for loans receivable	360,399	191,542	26,927	742,286	1,098,859	154,475
Provision for financial assets receivable	70,085	115,144	16,187	173,661	279,361	39,272
Provision for accounts receivable and contract assets	129,086	53,762	7,558	286,202	170,787	24,009
Provision for contingent liabilities	698,313	1,142,820	160,655	1,918,899	3,305,458	464,674
Total operating costs and expenses	2,719,095	2,985,879	419,749	6,908,957	9,119,072	1,281,939
Income from operations	1,893,718	1,158,250	162,823	5,304,623	3,528,303	496,001
Interest income, net	26,915	57,819	8,128	109,790	126,007	17,714
Foreign exchange gain (loss)	4,002	(68,583)	(9,641)	17,897	(155,241)	(21,823)
Other (expense) income, net	(12,074)	24,027	3,378	38,737	227,485	31,979
Investment gain (loss)	10,115	-	-	10,115	(8,996)	(1,265)
Income before income tax expense	1,922,676	1,171,513	164,688	5,481,162	3,717,558	522,606
Income taxes expense	(358,599)	(183,159)	(25,748)	(1,021,956)	(579,891)	(81,520)
Net income	1,564,077	988,354	138,940	4,459,206	3,137,667	441,086
Net (income) loss attributable to noncontrolling interests	-	4,481	630	(42)	14,505	2,039
Net income attributable to ordinary shareholders of the Company	1,564,077	992,835	139,570	4,459,164	3,152,172	443,125
Net income per ordinary share attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	5.08	3.18	0.45	14.54	10.12	1.42
Diluted	4.87	3.09	0.43	13.89	9.81	1.38

Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	10.16	6.36	0.90	29.08	20.24	2.84
Diluted	9.74	6.18	0.86	27.78	19.62	2.76

Weighted average shares used in calculating net income per ordinary share
Basic	308,110,677	312,481,135	312,481,135	306,641,972	311,571,575	311,571,575
Diluted	321,368,936	321,521,765	321,521,765	320,946,727	321,224,803	321,224,803

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	1,776,677	1,592,127	223,819	3,778,316	4,130,038	580,590
Net cash (used in) investing activities	(3,430,815)	(2,981,196)	(419,090)	(5,718,813)	(5,675,628)	(797,867)
Net cash provided by financing activities	455,225	881,092	123,862	1,806,770	3,010,269	423,176
Effect of foreign exchange rate changes	43	7,081	994	(2,709)	4,704	663
Net (decrease) increase in cash and cash equivalents	(1,198,870)	(500,896)	(70,415)	(136,436)	1,469,383	206,562
Cash, cash equivalents, and restricted cash, beginning of period	7,836,700	10,730,226	1,508,431	6,774,266	8,759,947	1,231,454
Cash, cash equivalents, and restricted cash, end of period	6,637,830	10,229,330	1,438,016	6,637,830	10,229,330	1,438,016

In December 2021, the Company acquired 30% equity interest of Shanghai 360 Changfeng Technology Co., Ltd. (“360 Changfeng”). Before the transaction, the Company owns 40% equity interest of 360 Changfeng and accounted for it as equity method investment. As such, it consolidated 360 Changfeng's financial statement into its financial statements after the transaction. The transaction is between entities under common control and has been retrospectively reflected in the consolidated financial statements from the beginning of 2021, but not to prior year as there is no impact. 360 Changfeng's major transaction in 2021 is to purchase the land use right at the amount of RMB 1 billion in the first half year which is classified as "net cash used in operating activities" reflected in the Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2021. The details of the transaction was provided in the Company's press release furnished to the SEC on form 6-K which dated on December 20, 2021.

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Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,
	2021	2022	2022
	RMB	RMB	USD
Net income	1,564,077	988,354	138,940
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(4,435)	36,950	5,194
Other comprehensive (loss) income	(4,435)	36,950	5,194
Total comprehensive income	1,559,642	1,025,304	144,134
Comprehensive loss attributable to noncontrolling interests	-	4,481	630
Comprehensive income attributable to ordinary shareholders	1,559,642	1,029,785	144,764

	Nine months ended September 30,
	2021	2022	2022
	RMB	RMB	USD
Net income	4,459,206	3,137,667	441,086
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(20,227)	80,270	11,284
Other comprehensive (loss) income	(20,227)	80,270	11,284
Total comprehensive income	4,438,979	3,217,937	452,370
Comprehensive (income) loss attributable to noncontrolling interests	(42)	14,505	2,039
Comprehensive income attributable to ordinary shareholders	4,438,937	3,232,442	454,409

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,
	2021	2022	2022
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,564,077	988,354	138,940
Add: Share-based compensation expenses	69,540	49,550	6,966
Non-GAAP net income	1,633,617	1,037,904	145,906
GAAP net income margin	33.9%	23.8%
Non-GAAP net income margin	35.4%	25.0%

Net income attributable to shareholders of 360 DigiTech, Inc	1,564,077	992,835	139,570
Add: Share-based compensation expenses	69,540	49,550	6,966
Non-GAAP net income attributable to shareholders of 360 DigiTech, Inc	1,633,617	1,042,385	146,536
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS -diluted	160,684,468	160,760,883	160,760,883
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	9.74	6.18	0.86
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	10.17	6.48	0.91

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,893,718	1,158,250	162,823
Add: Share-based compensation expenses	69,540	49,550	6,966
Non-GAAP Income from operations	1,963,258	1,207,800	169,789
GAAP operating margin	41.1%	27.9%
Non-GAAP operating margin	42.6%	29.1%

	Nine months ended September 30,
	2021	2022	2022
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	4,459,206	3,137,667	441,086
Add: Share-based compensation expenses	196,371	148,383	20,859
Non-GAAP net income	4,655,577	3,286,050	461,945
GAAP net income margin	36.5%	24.8%
Non-GAAP net income margin	38.1%	26.0%

Net income attributable to shareholders of 360 DigiTech, Inc	4,459,164	3,152,172	443,125
Add: Share-based compensation expenses	196,371	148,383	20,859
Non-GAAP net income attributable to shareholders of 360 DigiTech, Inc	4,655,535	3,300,555	463,984
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS -diluted	160,473,363	160,612,402	160,612,402
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	27.78	19.62	2.76
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	29.01	20.55	2.89

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	5,304,623	3,528,303	496,001
Add: Share-based compensation expenses	196,371	148,383	20,859
Non-GAAP Income from operations	5,500,994	3,676,686	516,860
GAAP operating margin	43.4%	27.9%
Non-GAAP operating margin	45.0%	29.1%

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